EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CAI International, Inc.:

We consent to the use of our report dated April 23, 2007, with respect to the consolidated balance sheets of CAI International, Inc. and subsidiaries (Successor) as of December 31, 2006 and of CAI International, Inc. and subsidiaries (Predecessor) as of December 31, 2005, and the related consolidated statements of income, cumulative redeemable convertible preferred stock and stockholders’ equity, and cash flows for the period from October 1, 2006 to December 31, 2006 (Successor Period), and from January 1, 2006 to September 30, 2006 and for each of the years in the two-year period ended December 31, 2005 (Predecessor Periods) incorporated herein by reference.

Our report contains an explanatory paragraph that effective October 1, 2006, CAI International, Inc. repurchased 50% of its outstanding common stock. The repurchase of stock has been accounted for as a step acquisition and the change in basis has been pushed down to CAI International, Inc.’s consolidated financial statements. As a result of the repurchase of shares, the consolidated financial information for periods after the repurchase is presented on a different basis than that for the periods before the acquisition and, therefore, is not comparable.

Our report refers to a change in accounting policy. As discussed in Note 2 (n) to the consolidated financial statements, the Company changed the manner in which it accounts for maintenance expense.

/s/ KPMG LLP

San Francisco, California
May 15, 2007